UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

Nobel Learning Communities, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

654889104

(CUSIP Number)

Mark A. Stegemoeller Latham & Watkins LLP 355 South Grand Avenue Los Angeles, California 90071 (213) 485-1234

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 17, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box:  ☐.

CUSIP No. 654889104	Page 2 of 8

SCHEDULE 13D

1	NAME OF REPORTING PERSON Knowledge Universe Education LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 654889104	Page 3 of 8

1	NAME OF REPORTING PERSON Knowledge Universe LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 3,857,171 shares (1)
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 3,857,171 shares (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,857,171 shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.3% (2)
14	TYPE OF REPORTING PERSON OO

(1) The reporting person above is also the beneficial owner of 1,063,830 shares of Series D Convertible Preferred Stock which are not convertible into Common Stock.

(2) Based on 10,614,585 shares outstanding as of May 4, 2011, as reported in the Company’s Quarterly Report on Form 10-Q filed with the Commission on May 12, 2011.

This Amendment No. 19 to the Schedule 13D (“Amendment No. 19”) relating to Nobel Learning Communities, Inc., a Delaware corporation (the “Company”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 14, 1998, as amended (as amended, the “Schedule 13D”).

Capitalized terms used and not defined herein have the same meaning as in the Schedule 13D. Except as specifically provided herein, this Amendment No. 19 does not modify any of the information previously reported on the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented in relevant part as follows:

Knowledge Universe Education LLC (“KUE LLC”), a Delaware limited liability company, was formerly known as Knowledge Learning Corporation, a Delaware corporation, and was converted from a Delaware corporation into a Delaware limited liability company.

Knowledge Universe LLC, a California limited liability company, was formerly known as Ridgeview Associates, LLC.

The Board of Directors of KUE LLC consists of Elanna Yalow, Adam Cohn, Ralph Finerman and Stanley E. Maron. The executive officers of KUE LLC are: Adrian Downes, Executive Vice President and Chief Financial Officer, and Elizabeth Large, Executive Vice President and General Counsel. The address of the principal business and principal office of KUE LLC and each of its executive officers named above is 650 NE Holladay Street, Suite 1400, Portland, OR 97232.

During the last five years, none of the KUE Entities (as defined in Amendment No. 17 to this Schedule 13D) or any of the executive officers or directors of KUE LLC has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented in relevant part as follows:

On May 17, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Academic Acquisition Corp. (“Parent”) and Academic Merger Sub, Inc. (“Merger Sub”), providing for the merger of Merger Sub with and into the Company (the “Merger”). Concurrently with the execution of the Merger Agreement, Blesbok LLC (“Blesbok”) entered into a Voting Agreement, dated as of May 17, 2011 (the “Voting Agreement”), with Parent, pursuant to which, among other things, Blesbok agreed to vote its shares of Common Stock of the Company (the “Shares”) in favor of adoption and approval of the Merger Agreement. The information contained in Item 6 and the Voting Agreement, a copy of which is filed herewith as Exhibit 2, are incorporated herein by reference.

Upon consummation of the Merger, the Reporting Persons will cease to beneficially own any securities of the Company. There can be no assurance that the Merger Agreement will be adopted and approved or that the Merger or any other transactions contemplated by the Merger Agreement will occur.

Although the foregoing reflects activities presently contemplated by the Reporting Persons with respect to the Company, the foregoing is subject to change at any time. Except as set forth above, the Reporting Persons do not have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented in relevant part as follows:

Concurrently with the execution of the Merger Agreement, Parent and Blesbok entered into the Voting Agreement. Pursuant to the Voting Agreement, Blesbok agreed, among other things, prior to the Expiration Date (as defined in the Voting Agreement), at any meeting of the stockholders of the Company or any adjournment or postponement thereof with respect to the Merger, the Merger Agreement or any Takeover Proposal (as defined in the Voting Agreement) (a) to appear at such meeting, and (b) to vote (or cause to be voted) the Shares in favor of adoption and approval of the Merger Agreement and against any Takeover Proposal. Pursuant to the Voting Agreement, until the Expiration Date, Blesbok also (i) agreed, subject to certain exceptions, that it would not, directly or indirectly sell, assign, transfer, tender or otherwise dispose of any Shares, (ii) granted Parent an irrevocable proxy with respect to the Shares, to vote the Shares solely with respect to the matters described above, (iii) agreed that it would not (A) solicit, initiate or knowingly encourage, or take other action to facilitate, any inquiries, or make any proposal that constitutes, or may reasonably be likely to lead to, any Takeover Proposal, (B) participate in any discussions or negotiations regarding, or that may reasonably be likely to lead to, any Takeover Proposal, (C) enter into any agreement with respect to a Takeover Proposal, (D) solicit proxies, become a “participant” in a “solicitation” or take any action to facilitate a “solicitation” (as such terms are defined in Regulation 14A under the Exchange Act) with respect to any Takeover Proposal, (E) initiate a stockholders’ vote or action by consent of the Company’s stockholders with respect to any Takeover Proposal, or (F) become a member of a “group” (as such term is used in Rule 13d-5(b)(1) of the Exchange Act) with respect to any voting securities of the Company that takes any action in support of any Takeover Proposal, and (iv) waived, and agreed not to exercise or assert, any appraisal rights under Section 262 of the Delaware General Corporation Law in connection with the Merger. A copy of the Voting Agreement is filed herewith as Exhibit 2, and is incorporated herein by reference.

Also in connection with the Merger Agreement, Blesbok and the Company entered into a Letter Agreement pursuant to which, among other things, the Company agreed that without the prior written consent of Blesbok, it would not to amend, modify, or waive any provision of the Merger Agreement (or amend or modify the Certificate of Designation, Preferences and Rights of the Series D Preferred Stock) in a manner that would decrease the amount of Series D Merger Consideration (as defined in the Letter Agreement) or otherwise adversely affect the treatment of the Series D Preferred Stock in the Merger. The Company also agreed to afford Blesbok with certain rights in connection with the Company’s proxy statement to be filed in connection with the Merger and to take certain actions in connection with the certificates representing the Shares. A copy of the Letter Agreement is filed herewith as Exhibit 3, and is incorporated herein by reference.

Item 7.	Material Exhibits to be Filed.

Exhibit 1:	Joint Filing Agreement, dated as of September 22, 2008 (incorporated by reference to Exhibit 1 to Amendment No. 17 to Schedule 13D filed by the Reporting Persons on September 22, 2008)

Exhibit 2:	Voting Agreement, dated as of May 17, 2011, between Parent and Blesbok

Exhibit 3:	Letter Agreement, dated as of May 17, 2011, between the Company and Blesbok

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: May 18, 2011	KNOWLEDGE UNIVERSE EDUCATION LLC, a Delaware limited liability company /s/ David S. Kyman By: David S. Kyman Its: Assistant Corporate Secretary

Date: May 18, 2011	ET HOLDINGS, L.L.C., a Delaware limited liability company /s/ Stanley E. Maron By: Stanley E. Maron Its: Secretary

Date: May 18, 2011	HAMPSTEAD ASSOCIATES, L.L.C., a Delaware limited liability company /s/ Stanley E. Maron By: Stanley E. Maron Its: Secretary

Date: May 18, 2011	BLESBOK LLC, a Delaware limited liability company /s/ Stanley E. Maron By: Stanley E. Maron Its: Secretary

Date: May 18, 2011	KNOWLEDGE UNIVERSE LLC, a California limited liability company /s/ Stanley E. Maron By: Stanley E. Maron Its: Secretary
Date: May 18, 2011	/s/ Michael R. Milken Michael R. Milken, an individual
Date: May 18, 2011	/s/ Lowell J. Milken Lowell J. Milken, an individual

Exhibit Index

Exhibit 1:	Joint Filing Agreement, dated as of September 22, 2008 (incorporated by reference to Exhibit 1 to Amendment No. 17 to Schedule 13D filed by the Reporting Persons on September 22, 2008)

Exhibit 2:	Voting Agreement, dated as of May 17, 2011, between Parent and Blesbok

Exhibit 3:	Letter Agreement, dated as of May 17, 2011, between the Company and Blesbok